Filed Pursuant to Rule 424(b)(2)

Registration No. 333-216286

Amendment dated February 8, 2018
to Preliminary Pricing Supplement dated January 31, 2018
(To Prospectus Supplement dated March 28, 2017
and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes (Structured Notes)

$               Contingent Coupon Autocallable Notes Linked to the Lowest Performing of the VanEck Vectors® Gold Miners ETF and the SPDR® S&P® Oil & Gas Exploration & Production ETF due February 28, 2023

This document (the “Amendment”) amends the preliminary pricing supplement dated January 31, 2018 (the “Pricing Supplement”):

A.  To revise the “Underwriting Discount” and “Proceeds to CIBC” columns and footnote (2) on the cover page of the Pricing Supplement as follows:

	Underwriting Discount(2)	Proceeds to CIBC
Per Note	5.00%	95.00%
Total	$	$

(2) The total “Underwriting Discount” and “Proceeds to CIBC” to be specified above will reflect the aggregate of the underwriting discounts per Note at the time CIBC established any hedge positions prior to the Trade Date, which may be variable and fluctuate depending on market conditions at such times, but in any event will not exceed 5.00%, or $50.00 per $1,000 principal amount of Notes. Jefferies LLC may use a portion of its commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution” on page PRS-40 of this pricing supplement; and

B.         To revise the fifth sentence of the second paragraph of “Supplemental Plan of Distribution” on page PRS-40 as follows:

Jefferies may receive a commission of up to $50.00 (5.00%) per $1,000 principal amount of the Notes and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes.

Documentation

You should read this Amendment, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in the “Additional Risk Factors” section beginning on page PRS-20 of the Pricing Supplement and the “Risk Factors” sections beginning on page S-1 of the Prospectus Supplement and page 1 of the Prospectus, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access these documents on the Securities and Exchange Commission (“SEC”) website www.sec.gov as follows (or if such address has changed, by reviewing the filing for the relevant date on the SEC website):

•                  Preliminary Pricing Supplement dated January 31, 2018 filed with the SEC on January 31, 2018: https://www.sec.gov/Archives/edgar/data/1045520/000110465918005492/a18-2031_59424b3.htm

•                  Prospectus Supplement dated March 28, 2017 and Prospectus dated March 28, 2017 filed with the SEC on March 28, 2017: https://www.sec.gov/Archives/edgar/data/1045520/000110465917019619/a17-8647_1424b3.htm

Canadian Imperial Bank of Commerce’s Central Index Key, or CIK, on the SEC website is 1045520.